EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

Fiscal Years Ended in December

(Thousands of Dollars)

	2015	2014	2013	2012	2011
Earnings available for fixed charges:
Earnings before income taxes	$603,915	539,988	351,822	453,402	486,393
Add:
Fixed charges	112,319	108,780	120,422	106,687	104,834
Subtract:
Earnings (losses) from equity investees	16,545	(9,178)	(2,386)	(6,015)	(7,290)

Total	$732,779	657,946	474,630	566,104	598,517

Fixed charges:
Interest expense	$97,122	93,098	105,585	91,141	89,022
Rental expense representative of interest factor	15,197	15,682	14,837	15,546	15,812

Total	$112,319	108,780	120,422	106,687	104,834

Ratio of earnings to fixed charges	6.52	6.05	3.94	5.31	5.71